April 12, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re: Galectin Therapeutics, Inc.

Registration Statement on Form S-3/A

File No. 333-230085

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Galectin Therapeutics, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above- referenced Registration Statement and declare such Registration Statement effective as of 4:00 p.m. Eastern Time, on Friday, April 12, 2019, or at such later time as the Company or its counsel, Dentons US LLP, may orally request via telephone call to the staff (the “Staff”) of the Commission. The Company also requests that the Commission specifically confirm such effective date and time to the Company and the undersigned.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Robert Tritt at (404) 527-8130 or Mr. Brian Lee at (212) 768-6926 at Dentons US, LLP.

Very truly yours,

/s/ Jack W. Callicutt
Jack W. Callicutt Chief Financial Officer